SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the day of:  November 23, 2004

Commission File Number 000-50634

TAN RANGE EXPLORATION CORP.

(Registrant's name)

93 Benton Hill Road

Sharon, CT  06069

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    ✓

Form 40-F    ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ___

No    ✓

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Attached hereto as Exhibit 1 and incorporated by reference herein are the Registrant's News Release dated November 23, 2004.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tan Range Exploration Corporation

(Registrant)

Date:   November 23, 2004

“James E. Sinclair”

James E. Sinclair, Chief Executive Officer

Exhibit 1

Corporate Office:

Form 20-F, File No. 0-50634

93 Benton Hill Road

Trade Symbol TSX:  TNX

Sharon, CT  06069

Vancouver Office:

Tel: (860) 364-1830

Suite 1400 – 355 Burrard Street

Fax: (860)  364-0673

Vancouver, B.C.  V6C 2G8

Toll Free: 1-800-811-3855

Tel: (604) 669-5598

Fax: (604) 669-8915

Email: investors@tanrange.com

Website:  www.tanrange.com

News Release -  November 23, 2004

Tan Range Announces Return of

Itetemia and Katente Mineral Licenses from Barrick Gold

James E. Sinclair, Chairman of Tan Range Exploration Corporation, is pleased to announce that Barrick Gold has returned the Itetemia and Katente mineral licenses to the Company. Both projects are situated in the prospective Lake Victoria gold district of Tanzania.

Barrick informed Tan Range that gold resources from Itetemia were incompatible with Barrick’s milling process at its nearby Bulyanhulu mill, and therefore would require development on a stand-alone basis.

“We are pleased by the return of Itetemia and Katente and the elimination of their percentage arrangements,” said Mr. Sinclair. He noted that percentage joint venture arrangements often have gold derivatives imbedded in senior project financing that contain potential risks the junior partner must accept.

Tan Range plans to continue exploring both properties using our own drilling equipment and in-house biogeochemical techniques, which provide the ability to identify targets under the deep mbuga soils common to Tanzanian projects. The Company will seek a royalty transaction for future development of these properties, assuming ongoing success in expanding resources.

Barrick returned the Katente license, part of the company’s larger Ushirombo project, as it also requires development on a stand-alone basis. Barrick identified a modest resource at Katente, but found it was not amenable for processing at the Bulyanhulu mill, which primarily treats copper-gold ores.

Tan Range will continue exploring Katente using its own biogeochemical methods and drilling equipment. The Company will also seek an arrangement with claim-holders within the license.

Barrick has expressed interest in the multiple-license Lunguya Project Area, and discussions with them are continuing.

“I take special pleasure in proceeding with exploration of both properties,” Mr. Sinclair said. “We remain positive of their potential and welcome their return.”

Tan Range is one of the largest landholders in Tanzania, with more than 120 prospecting licenses covering 8,100 square miles.

On Behalf of the Board of Directors

“James E. Sinclair”

James E. Sinclair

Chairman and Chief Executive Officer

For further information, please contact Investor Relations at 1-800-811-3855

Visit the Tan Range website:  www.tanrange.com

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release

Cautionary Note to U.S. Investors -  The United States Securities and Exchange Commission permits U.S.  mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  We use certain terms on this news release, such as “measured”, “indicated”, and “inferred” “resources” that the SEC guidelines strictly prohibit U.S. registered companies from including in their filings with the SEC.  U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 0-50634, which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.